SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For November 7, 2003

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F ☑ Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

November 2003	Distribución y Servicio D&S S.A.

For further information, please
contact:

Cristóbal Lira
CEO

clira@dys.cl
(56 - 2) 200 5201

Miguel Núñez
CFO

mnunez@dys.cl
(56 - 2) 200 5735

Loreto Bradford
Investor Relations

lbradford@dys.cl
(56 - 2) 200 5363

   III Quarter 2003 Results

Contents

I.	Highlights	page 1
II.	Comments from the CEO	page 3
III.	Analysis of Results-Income Statement	page 4
IV.	Sales	page 6
V.	Financial Information	page 8
VI.	Stores	page 9
VII.	Historical Series-Margins	page 10
VIII.	FECU	page 11

I.	Highlights

1.	4.1% Same Store Sales for the quarter
The Company has been able to reverse the negative trend shown by SSS since the second quarter 2002. This is mainly due to the implementation of the new commercial strategy EDLP.

2.	Roll-out of EDLP strategy

During the month of July the Company began implementing this new commercial strategy in stores located in the Southern regions, then, at the beginning of August stores located in the North followed, and the launching of EDLP was completed on August 28 including all the stores located in the Metropolitan region and the V region.

3.	Re-branding of all stores to the LIDER brand and the LIDER Low Price concept

During the months of August and September all stores were re-branded under the LIDER brand, converting Ekono and Almac stores into LIDER Express stores – the LIDER supermarket format –, LIDER Mercado into LIDER – hypermarket format – and LIDER Vecino remaining as the compact hypermarket.

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at September 30, 2003 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$660.97).

1

III Quarter 2003 Results	Distribución y Servicio D&S S. A.

I.	Highlights (cont.)

4.	Increase of net revenues

Net revenues increased by 12.1% compared to the same period of the former year. The Company presents a 10.2% increase in total sales. This growth is mainly attributed to the higher sales volumes obtained by the implementation of the EDLP strategy along with the good sales performance of the Ekono stores transformed into Lider Vecino hypermarkets and of the stores re-branded as LIDER Express.

5.	Decrease in inventory shrinkage

During the third quarter 2003, shrinkage decreased both in the hypermarket division (from 2.24% of sales in 2002 to 1.95% in 2003) and in the supermarket division (from 1.28% in 2002 to 1.25% in 2003). On a consolidated basis, shrinkage decreased from a 2.06% of sales in the third quarter 2002 to 1.83% in the same period of 2003.

2

Distribución y Servicio D&S S. A.	III Quarter 2003 Results

II.     Comments from the CEO

During the third quarter 2003 total sales increased by 10.2% compared to the same period of 2002. Same store sales increased by 4.1%, a favorable evolution compared to SSS figures obtained during the two previous quarters of the current year (-4.5% and -2.3%). These figures evidence the good results achieved by the EDLP strategy, in addition to better economic prospects of the Chilean economy.

Sales

Consolidated net revenues (retail sales plus other income – real estate, commercial, logistic and interest income from the Presto card) amounted to US$430.8 million, 12.1% higher than revenues for the same period in 2002. Gross income totaled US$99.6 million, 8.6% over results of the former year. Gross income margin decreased by 80 basis points, from 23.9% of revenues in the third quarter 2002 to 23.1% in 2003. This is explained by the lower prices and lower margins resulting from the implementation of the EDLP commercial strategy. Total operating expenses (excluding depreciation) present a 17.7% increase over the same period the former year due to the increase of recurring expenses (originated in the new stores opened during the fourth quarter 2002 and the higher provisions of the Presto card which continues to increase its revenues) and the increase in non-recurring expenses (pre-operational, start-up expenses) originated in the transformation of stores (Ekono La Dehesa into LIDER Vecino), re-branding of stores and the launching of the EDLP commercial strategy. This increase had a negative impact on operating income, which decreased by 22.4% compared to the same period the former year, and on operating margin which decreased from a 4.9% of revenues in the third quarter of 2002 to a 3.4% in the same period of 2003. Consequently, EBITDA showed an 8.7% decrease relative to the former year, and EBITDA margin represented 6.7% of revenues in the quarter compared to an 8.2% in the same period of 2002 (150 basis points reduction). These results are foreseeable in the context of the recent EDLP implementation. As we continue to increase sales volumes, making expenses adjustments and achieving economies of scale originated in greater efficiency throughout the Company, the resulting margins will improve to levels targeted by Management.

Gross
Income,
Operating
Income
and EBITDA

Net income for the third quarter 2003 amounts to US$3.6 million, corresponding to a 0.8% of net revenues, representing a 76.8% decrease compared to results for the same period in 2002. This decrease is due, on one hand, to the margins decrease explained above, and to the strongly negative non-operating result (2,723.0% of loss increase), which in turn is mainly due to a high amount of loss originated in exchange difference ($1,920 million loss) and to higher financial expenses (31.3% increase over the same period in 2002) as a result of greater funding requirements due to growth of the Presto credit card.

Net Income

As of September 30, 2003, the debt/shareholder’s equity ratio is 0.87 times and the Company records financial debt of US$418.7 million, all Chilean pesos denominated, with no relevant obligations in US dollars. Of the total debt, 51.5% corresponds to short-term obligations.

Financial
Structure

The Company is rolling out its investment program as planned, considering the building of one hypermarket in the Metropolitan Region (municipality of Huechuraba) which will be opened by the month of November, several store remodelings and transformations intended to re-brand the stores uniting all formats under the LIDER brand (LIDER Vecino Los Domínicos, La Dehesa and Estoril; Almac and Ekono stores re-branded as LIDER Express), investment in logistics (cold supply-chain) and the purchase of land for new projects. Additionally, 5 new store openings (leases) in regions are considered in this program. During the third quarter we opened two of those leased stores in the city of Rancagua: one LIDER Vecino with 3,800 sq.m. of sales area opened on August 28, and one LIDER Express with 1,800 sq.m. opened on September 27. At September 30, 2003, the Company has made investments for US$37.4 million, of a total budget of US$60 million estimated for the current year.

CAPEX

Even though our priorities continue to be increasing our national coverage, grow in our core business and promote further development in our non-traditional business areas, thus increasing our share in family spending (share of wallet); our daily operations are mainly focused in implementing the EDLP commercial strategy to achieve a significantly lower price positioning before competitors. This requires continued efforts pursuing higher efficiency standards throughout the Company.

Priorities

3

III Quarter 2003 Results	Distribución y Servicio D&S S. A.

III.	Analysis of Results Income Statement Third Quarter 2003

Net revenues for the third quarter 2003 totaled US$430.8 million, representing a 12.1% increase compared to the same period of 2002. This significant increase is attributable to a 10.2% increase in total sales, amounting to US$376.8 million equivalent to an 87.5% of net revenues. Other income – real estate, commercial, Presto card and logistic income- together presented an increase of 27.4%, totaling US$54.0 million.

Same store sales increased by 4.1%, reversing the negative trend shown during the first two quarters of the year. This increase in SSS is mainly due to the implementation of EDLP, which has allowed the Company to achieve significant increases in sales volumes.

TABLE N°1: Third Quarter Consolidated Results

	2003			2002
	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.

Sales	249.074	376,8	87,5%	226.107	342,1	89,0%
Other Income	35.666	54,0	12,5%	28.003	42,4	11,0%
Net revenues	284.740	430,8	100,0%	254.111	384,5	100,0%

Cost of sales	218.914	331,2	76,9%	193.483	292,7	76,1%
Gross Income / Margin	65.827	99,6	23,1%	60.627	91,7	23,9%
Recurring Operating Expenses	43.949	66,5	15,4%	39.159	59,2	15,4%
Start-up Expenses	2.812	4,3	1,0%	578	0,9	0,2%
Total Operating Expenses (SG&A)	46.761	70,7	16,4%	39.738	60,1	15,6%
EBITDA	19.065	28,8	6,7%	20.890	31,6	8,2%

Depreciation	9.463	14,3	3,3%	8.513	12,9	3,4%
Total Operating Expenses	56.225	85,1	19,7%	48.251	73,0	19,0%
Operating Income	9.602	14,5	3,4%	12.377	18,7	4,9%
Financial Expenses	(4.527)	(6,8)	-1,6%	(3.448)	(5,2)	-1,4%
Other Non-operating Income (Expenses)	(161)	(0,2)	-0,1%	(136)	(0,2)	-0,1%
Monetary Correction	(1.389)	(2,1)	-0,5%	3.369	5,1	1,3%
Non-Operating Income	(6.077)	(9,2)	-2,1%	(215)	(0,3)	-0,1%
Income before Tax	3.525	5,3	1,2%	12.161	18,4	4,8%
Income Tax	(1.240)	(1,9)	-0,4%	(2.029)	(3,1)	-0,8%
Minority Interest	(11)	(0,0)	0,0%	(25)	(0,0)	0,0%
Income	2.274	3,4	0,8%	10.108	15,3	4,0%
Amortization of Goodwill	88	0,1	0,0%	88	0,1	0,0%
Net Income	2.362	3,6	0,8%	10.196	15,4	4,0%

Currency of September 2003, exchange rate US$ =Ch$660.97

4

Distribución y Servicio D&S S. A.	III Quarter 2003 Results

III.	Income Statement Third Quarter 2003 (cont.)

Gross income reached US$99.6 million, presenting an 8.6% increase compared to the same period of 2002, when it totaled US$91.7 million. Gross income margin (% of revenues) decreased by 80 basis points, from 23.9% of revenues in the third quarter 2002 to 23.1% in 2003, which is explained by the shift to EDLP strategy.

Recurring operating expenses amounted to US$66.5 million, equivalent to 15.4% of net revenues, representing a 12.2% increase over the third quarter the former year. This increase is attributable to expenses originated in new stores opened during the fourth quarter of 2002 in addition to higher provisions of the Presto credit card resulting from its greater weight in total sales.

Non-recurring expenses (start-up and other one-time expenses) totaled US$4.3 million, representing a 1.0% of revenues, compared to US$0.9 million, or 0.2% of revenues during the same period the former year. This increase is explained by expenses in connection with the launching of EDLP as well as by pre-opening expenses of Ekono La Dehesa transformed into LIDER Vecino, re-branding of Ekono and Almac stores as LIDER Express, and two new store openings in Rancagua (one LIDER Vecino and one LIDER Express).

Total operating expenses (recurring and start-up expenses), totaled US$70.7 million, equivalent to a 16.4% of net revenues, 17.7% higher in comparison with expenses during the third quarter of 2002.

The increase in expenses along with the gross income margin reduction have a negative impact on operating income and EBITDA margins, which present decreases compared to results of the same period in 2002, as discussed below.

Depreciation amounted to US$14.3 million, equivalent to a 3.3% of net revenues, presenting an 11.2% increase over the same period the former year when it was US$12.9 million, equivalent to a 3.4% of total revenues.

EBITDA for the third quarter 2003 was US$28.8 million, corresponding to a 6.7% of total revenues, representing an 8.7% decrease compared to results for the same period in 2002.

Operating income totaled US$14.5 million, or 3.4% of net revenues, presenting a 22.4% decrease compared to the same quarter the former year, due to lower gross income margin and increased operating expenses as explained above.

Non-operating income (loss) for the third quarter 2003 amounted to US$9.2 million of loss, equivalent to a 2.1% of net revenues, presenting a 2,723.0% of loss increase compared to the same period the former year. This is mainly due to a high amount of loss (Ch$1,920 million or US$2.9 million) originated in exchange difference and to increased financial expenses, 31.3% higher than in the same period in 2002.

Net income for the quarter totaled US$3.6 million, equivalent to a 0.8% of revenues, presenting a 76.8% decrease compared to results for the same period the former year.

5

III Quarter 2003 Results	Distribución y Servicio D&S S. A.

III.	Analysis of Results Income Statement January-September 2003

TABLE N°2: Consolidated Results January-September

	2003			2002			Change
	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY

Sales	732.349	1.108,0	88,0%	673.028	1.018,2	88,6%	8,8%
Other Income	99.507	150,5	12,0%	86.271	130,5	11,4%	15,3%
Net revenues	831.856	1.258,5	100,0%	759.299	1.148,8	100,0%	9,6%

Cost of sales	637.089	963,9	76,6%	582.540	881,3	76,7%	9,4%
Gross Income / Margin	194.767	294,7	23,4%	176.758	267,4	23,3%	10,2%
Recurring Operating Expenses	124.527	188,4	15,0%	112.747	170,6	14,8%	10,4%
Start-up Expenses	3.047	4,6	0,4%	4.454	6,7	0,6%	-31,6%
Total Operating Expenses (SG&A)	127.574	193,0	15,3%	117.201	177,3	15,4%	8,9%
EBITDA	67.193	101,7	8,1%	59.557	90,1	7,8%	12,8%

Depreciation	27.984	42,3	3,4%	25.410	38,4	3,3%	10,1%
Total Operating Expenses	155.558	235,3	18,7%	142.611	215,8	18,8%	9,1%
Operating Income	39.209	59,3	4,7%	34.147	51,7	4,5%	14,8%
Financial Expenses	-12.416	-18,8	-1,5%	-10.168	-15,4	-1,3%	22,1%
Other Non-operating Income (Expenses)	-320	-0,5	0,0%	-701	-1,1	-0,1%	-54,3%
Monetary Correction	-2.439	-3,7	-0,3%	5.795	8,8	0,8%	-142,1%
Non-Operating Income	-15.175	-23,0	-1,8%	-5.074	-7,7	-0,7%	199,1%
Income before Tax	24.034	36,4	2,9%	29.073	44,0	3,8%	-17,3%
Income Tax	-5.139	-7,8	-0,6%	-4.668	-7,1	-0,6%	10,1%
Minority Interest	-55	-0,1	0,0%	-73	-0,1	0,0%	-24,5%
Income	18.839	28,5	2,3%	24.332	36,8	3,2%	-22,6%
Amortization of Goodwill	265	0,4	0,0%	265	0,4	0,0%	0,0%
Net Income	19.105	28,9	2,3%	24.598	37,2	3,2%	-22,3%

Currency of September 2003, exchange rate US$ =Ch$660.97

Total sales for the period January-September of the current year totaled US$1,108.0 million (corresponding to an 88.0% of total revenues), representing an 8.8% increase compared to the same period of the former year.

Net revenues totaled US$1,258.5 million, representing a 9.6% increase over the same period of 2002.

Gross income amounted to US$294.7 million, equivalent to a 23.4% of revenues, representing an increase of 10.2% compared to US$267.4 million, equivalent to 23.3% of revenues in the same period of 2002.

Recurring operating expenses (excluding depreciation and amortization) totaled US$188.4 million, or 15.0% of revenues, representing a 10.4% increase over results for the period January-September in 2002.

Total operating expenses amounted to US$193.0 million, equivalent to 15.3% of revenues, representing an 8.9% increase compared to figures for January-September 2002.

6

Distribución y Servicio D&S S. A.	III Quarter 2003 Results

III.	Income Statement January-September (cont.)

Thus, the increase in total operating expenses is offset by the increase in net revenues and gross income, resulting in improvements of operating income and EBITDA figures.

Operating income for the period January-September 2003 increased by 14.8% over the former year, from US$51.7 million corresponding to a 4.5% of revenues in 2002, to US$59.3 million, equivalent to a 4.7% of revenues in 2003.

EBITDA for the period January-September 2003 amounted to US$101.7 million, corresponding to an 8.1% of revenues, representing a 12.8% increase over the former year.

Non-operating income was US$23.0 million loss (equivalent to a 1.8% of revenues), which compares unfavorably with non-operating results of the same period in 2002, when this figure was US$7.7 million of loss, or a 0.7% of total revenues, representing a 199.1% of loss increase. This result is explained by a high amount of loss corresponding to exchange difference (Ch$3,266 or US$4.9 million) compared to a strong gain recorded for this concept in the same period 2002, in addition to a 22.1% increase in financial expenses compared to the period January-September of 2002.

Net income for this nine-month period was US$28.9 million, corresponding to a 2.3% of revenues, representing a 22.3% decrease compared to results for the same period of 2002, when net income totaled US$37.2 million, equivalent to a 3.2% of revenues.

7

III Quarter 2003 Results	Distribución y Servicio D&S S. A.

IV.	Sales

Total Sales and Same Store Sales
Third Quarter 2003
During the third quarter of 2003 there was a 10.2% increase in total retail sales compared to the same period of 2002. Same store sales presented 4.1% growth compared to the same quarter in 2002. Thus, the increase in total sales is given by the good same store sales performance resulting from the EDLP strategy and from the format conversions (Ekono to LIDER Vecino) and re-branding of stores to LIDER Express, in addition to new sales contributed by the new stores opened from October 2002 to September 2003 (LIDER Vecino Los Angeles, LIDER Vecino Matucana, and LIDER Vecino Rancagua (opened last August 28, contributed one month of sales).
The shift from Hi-Low to EDLP is to be highlighted since the negative SSS trend observed since the second quarter 2002 has been reversed mainly due to the implementation of this strategy, allowing for growth in our core business area – groceries.

TABLE 3: D&S TOTAL RETAIL SALES

In Ch$ millions, currency of September 2003

	TOTAL SALES							SAME STORE SALES
	Q1	Q2	Q3	Q4	H1	9M	TOTAL	Q1	Q2	Q3	Q4	H1	9M	TOTAL

TOTAL D&S

2003	237.280	245.614	248.842		482.895	731.737	731.737	205.654	218.304	232.594		423.958	656.552	656.552
2002	218.295	227.599	225.554	267.542	445.894	671.448	671.448	215.460	223.533	223.391		438.993	662.385	662.385
%Change YoY	8,7%	7,9%	10,3%		8,3%	9,0%	9,0%	-4,6%	-2,3%	4,1%		-3,4%	-0,9%	-0,9%

SUPERMARKETS

2003	36.277	39.701	40.849		75.978	116.827	116.827	35.307	37.752	33.203		73.059	106.262	106.262
2002	48.415	42.238	40.554	44.366	90.653	131.207	131.207	38.855	39.889	34.024		78.744	112.767	112.767
%Change YoY	-25,1%	-6,0%	0,7%		-16,2%	-11,0%	-11,0%	-9,1%	-5,4%	-2,4%		-7,2%	-5,8%	-5,8%
%D&S 2003	15,3%	16,2%	16,4%		15,7%	16,0%	16,0%	17,2%	17,3%	14,3%		17,2%	16,2%	16,2%
%D&S 2002	22,2%	18,6%	18,0%		20,3%	19,5%	19,5%	18,0%	17,8%	15,2%		17,9%	17,0%	17,0%

HYPERMARKETS

2003	201.004	205.913	207.994		406.917	614.910	614.910	166.339	180.552	199.288		346.891	546.179	546.179
2002	169.858	185.360	185.000	223.176	355.218	540.218	540.218	173.786	183.644	189.320		357.430	546.749	546.749
%Change YoY	18,3%	11,1%	12,4%		14,6%	13,8%	13,8%	-4,3%	-1,7%	5,3%		-2,9%	-0,1%	-0,1%
%D&S 2003	84,7%	83,8%	83,6%		84,3%	84,0%	84,0%	80,9%	82,7%	85,7%		81,8%	83,2%	83,2%
%D&S 2002	77,8%	81,4%	82,0%		79,7%	80,5%	80,5%	80,7%	82,2%	84,7%		81,4%	82,5%	82,5%

GROCERIES

2003	94.010	100.304	101.707		194.315	296.021	296.021	82.456	90.584	96.624		173.040	269.664	269.664
2002	91.273	97.140	95.841	100.459	188.413	284.255	284.255	86.756	94.669	94.988		181.425	276.413	276.413
%Change YoY	3,0%	3,3%	6,1%		3,1%	4,1%	4,1%	-5,0%	-4,3%	1,7%		-4,6%	-2,4%	-2,4%
%D&S 2003	39,6%	40,8%	40,9%		40,2%	40,5%	40,5%	40,1%	41,5%	41,5%		40,8%	41,1%	41,1%
%D&S 2002	41,8%	42,7%	42,5%		42,3%	42,3%	42,3%	40,3%	42,4%	42,5%		41,3%	41,7%	41,7%

PERISHABLES

2003	70.167	73.921	78.629		144.088	222.717	222.717	61.503	66.617	74.705		128.120	202.825	202.825
2002	73.822	80.255	82.427	91.654	154.077	236.504	236.504	61.755	69.032	70.993		130.787	201.780	201.780
%Change YoY	-5,0%	-7,9%	-4,6%		-6,5%	-5,8%	-5,8%	-0,4%	-3,5%	5,2%		-2,0%	0,5%	0,5%
%D&S 2003	29,6%	30,1%	31,6%		29,8%	30,4%	30,4%	29,9%	30,5%	32,1%		30,2%	30,9%	30,9%
%D&S 2002	33,8%	35,3%	36,5%		34,6%	35,2%	35,2%	28,7%	30,9%	31,8%		29,8%	30,5%	30,5%

NON-FOOD

2003	63.495	62.075	59.042		125.570	184.612	184.612	53.314	52.610	52.226		105.924	158.150	158.150
2002	53.262	50.247	47.342	68.955	103.508	150.851	150.851	51.800	50.330	47.194		102.131	149.324	149.324
%Change YoY	19,2%	23,5%	24,7%		21,3%	22,4%	22,4%	2,9%	4,5%	10,7%		3,7%	5,9%	5,9%
%D&S 2003	26,8%	25,3%	23,7%		26,0%	25,2%	25,2%	25,9%	24,1%	22,5%		25,0%	24,1%	24,1%
%D&S 2002	24,4%	22,1%	21,0%		23,2%	22,5%	22,5%	24,0%	22,5%	21,1%		23,3%	22,5%	22,5%

SAME STORE SALES v/s TOTAL SALES

Total Sales	237.280	245.614	248.842				731.737
SSS	205.654	218.304	232.594				656.552
Non SSS	31.626	27.310	16.248				75.185
%Sales SSS	86,7%	88,9%	93,5%				89,7%
% Sales Non SSS	13,3%	11,1%	6,5%				10,3%
Total Sales	237.280	245.614	248.842				731.737

8

Distribución y Servicio D&S S. A.	III Quarter 2003 Results

V.	D&S Financial Information

TABLE 12 : MAIN INDICATORS

	JANUARY-SEPTEMBER		JANUARY-SEPTEMBER		CHANGE
Currency of September 2003	2003		2002		2003 / 2002
		%		%	%
	Th Ch$	OF REVENUES	Th Ch$	OF REVENUES.
NET REVENUES	831.855.693	100,00%	759.298.590	100,00%	9,56%
GROSS INCOME	194.766.822	23,41%	176.758.197	23,28%	10,19%
SELLING AND ASMINISTRATIVE EXPENSES	155.557.864	18,70%	142.611.111	18,78%	9,08%
OPERATING INCOME	39.208.958	4,71%	34.147.085	4,50%	14,82%
FINANCIAL EXPENSES	12.416.358	1,49%	10.168.083	1,34%	22,11%
NON OPERATING INCOME	(15.175.298)	-1,82%	(5.073.640)	-0,67%	199,10%
R.A.I.I.D.A.I.E	64.712.380	7,78%	64.896.832	8,55%	-0,28%
NET INCOME	19.104.535	2,30%	24.597.859	3,24%	-22,33%
INITIAL NET WORTH	304.341.909		294.440.216		3,36%
NET INCOME/ INITIAL SHAREHOLDERS’ EQUITY	8,37%		11,14%

TABLE 13 : CONDENSED BALANCE SHEETS

Currency of September 2003	09.30.2003	09.30.2003	% CHANGE
	ThCh$	Th Ch$	2003 / 2002

CURRENT ASSETS	254.924.952	232.098.603	9,83%
FIXED ASSETS	492.258.100	487.464.255	0,98%
OPERATING ASSETS	747.183.052	719.562.858	3,84%
OTHER ASSETS	21.796.313	18.009.938	21,02%
TOTAL ASSETS	768.979.365	737.572.796	4,26%

CURRENT LIABILITIES	311.658.264	285.650.998	9,10%
LONG TERM LIBILITIES	140.606.556	139.535.936	0,77%
TOTAL DEBT	452.264.819	425.186.935	6,37%
MINORITY INTEREST	140.501	528.285	-73,40%
NET WORTH	316.574.045	311.857.576	1,51%
TOTAL LIABILITIES	768.979.365	737.572.796	4,26%

TABLE 14 : FINANCIAL RATIOS

		09.30.2003	09.30.2003	% CHANGE
		ThCh$	Th Ch$	2003 / 2002

TOTAL DEBT	Th Ch$	452.264.819	425.186.935	6,37%
FINANCIAL DEBT	Th Ch$	276.828.226	264.244.601	4,76%
LIQUIDITY RATIO	Times	0,82	0,81
ACID RATIO	Times	0,52	0,50
TOTAL DEBT/TOTAL ASSETS	Times	0,59	0,58
TOTAL DEBT/SHAREHOLDER’S EQUITY	Times	1,43	1,36
FINANCIAL DEBT/SHAREHOLDERS’ EQUITY	Times	0,87	0,85
INTEREST EXPENSES COVERAGE	Times	5,41	5,86
SHORT TERM LIABILITIES	%	69%	67%
LONG TERM LIABILITIES	%	31%	33%

TABLE 15 : PROFITABILITY RATIOS

		09.30.2003	09.30.2003

RETURN OVER SHAREHOLDERS’ EQUITY	%	8,37%	11,14%
RETURN OVER ASSETS	%	3,31%	4,45%
RETURN OVER OPERATIONAL ASSETS	%	3,41%	4,56%
EARNINGS PER SHARE	$	13,84	17,82
RETURN OF DIVIDENDS	%	1,32%	2,22%

9

III Quarter 2003 Results	Distribución y Servicio D&S S. A.

VI.	Stores

TABLE 17: GEOGRAPHIC DISTRIBUTION OF D&S STORES

					LIDER
REGION / MUNICIPALITY		LIDER	LIDER VECINO	TOTAL HYPERMARKETS	EXPRESS	TOTAL SUPERMARKETS	TOTAL D&S

	ARICA	-	-	-	1	1	1
	IQUIQUE	-	1	1	-	-	1
I Region		-	1	1	1	1	2

	ANTOFAGASTA	1	-	1	-	-	1
	CALAMA	1	-	1	2	2	3
II Region		2	-	2	2	2	4

	LA SERENA	1	-	1	-	-	1
IV Region		1	-	1	-	-	1

	CALERA	-	-	-	1	1	1
	QUILPUE	1	-	1	1	1	2
	VIÑA DEL MAR	1	-	1	2	2	3
V Region		2	-	2	4	4	6

	CERRILLOS	1	-	1	-	-	1
	EL BOSQUE	-	1	1	-	-	1
	EST CENTRAL	1	-	1	-	-	1
	INDEPENDENCIA	-	1	1	-	-	1
	LA FLORIDA	2	1	3	-	-	3
	LA REINA	1	-	1	-	-	1
	LAS CONDES	-	2	2	5	5	7
	LO BARNECHEA	1	1	2	-	-	2
	MACUL	1	-	1	-	-	1
	MAIPU	1	-	1	2	2	3
	ÑUÑOA	-	1	1	3	3	4
	PROVIDENCIA	-	-	-	5	5	5
	PUENTE ALTO	1	-	1	-	-	1
	QUINTA NORMAL	-	1	1	-	-	1
	RECOLETA	-	1	1	-	-	1
	SAN BERNARDO	-	1	1	-	-	1
	SAN MIGUEL	1	-	1	1	1	2
	SAN RAMON	-	1	1	-	-	1
	VITACURA	1	-	1	1	1	2
Metropolitan Region XIII		11	11	22	17	17	39

	RANCAGUA	1	1	2	1	1	3
VI Region		1	1	2	1	1	3

	TALCA	-	1	1	-	-	1
VII Region		-	1	1	-	-	1

	LOS ANGELES	-	1	1	-	-	1
	CONCEPCION	2	-	2	-	-	2
VIII Region		2	1	3	-	-	3

	TEMUCO	1	-	1	1	1	2
IX Region		1	-	1	1	1	2

	VALDIVIA	1	-	1	-	-	1
	OSORNO	-	1	1	-	-	1
	PUERTO MONTT	1	-	1	-	-	1
X Region		2	1	3	-	-	3

COMPANY TOTAL		22	16	38	26	26	64

10

Distribución y Servicio D&S S. A.	III Quarter 2003 Results

VII.	Historical Series-Margins

TABLE 18: GROSS MARGIN (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	23,2	23,9	23,1
2002	22,6	23,3	23,9	21,7
2001	22,4	22,2	23,0	22,4
2000	21,6	22,3	21,6	21,4
1999	20,7	21,0	21,5	20,6
1998	22,1	22,6	23,2	17,6

TABLE 19: RECURRING EXPENSES (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	14,2	15,2	15,4
2002	13,6	15,5	15,4	15,7
2001	12,6	14,1	13,3	12,1
2000	11,9	13,1	12,6	12,3
1999	12,9	14,4	13,5	14,1
1998	13,1	13,1	13,2	12,7

TABLE 20: EBITDA (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	9,0	8,6	6,7
2002	8,5	6,8	8,2	5,8
2001	9,8	7,9	9,0	10,2
2000	9,9	8,9	8,9	8,8
1999	7,6	6,7	8,0	6,5
1998	8,4	8,4	7,7	2,8

TABLE 21: OPERATING INCOME (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	5,6	5,2	3,4
2002	5,1	3,5	4,9	2,9
2001	6,2	4,5	5,6	7,3
2000	6,1	5,3	5,5	5,8
1999	3,8	2,9	3,8	2,9
1998	5,7	5,9	5,0	-0,1

11

III Quarter 2003 Results	Distribución y Servicio D&S S. A.

VIII.	FECU
VIII.1.	Balance Sheets – Assets

Period:	01-01-2003 to 09-30-2003	1.01.04.00 R.U.T
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated
2,00	FINANCIAL STATEMENTS
2,01	BALANCE SHEETS	month day year	month day year
1.00.01.30	Type of currency: Chilean pesos	from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.40	Type of Balance Statement: Consolidated	to 09/ 30/ 2003	to 09/ 30/ 2002

ASSETS			CURRENT	PRIOR

5.11.00.00	TOTAL CURRENT ASSETS		254.924.952	232.098.604

	5.11.10.10	Cash and cash equivalents	7.793.790	9.169.996
	5.11.10.20	Time deposits
	5.11.10.30	Marketable securities (net)	13.243.886	163.530
	5.11.10.40	Sales debtors (net)	76.972.914	44.096.610
	5.11.10.50	Notes receivable (net)	870.643	1.167.559
	5.11.10.60	Sundry debtors (net)	38.476.286	76.410.911
	5.11.10.70	Documents and accounts receivable from related companies	1.470.093	1.320.828
	5.11.10.80	Inventories (net)	91.479.091	89.910.849
	5.11.10.90	Refundable taxes	1.710.605	3.855.979
	5.11.20.10	Prepaid expenses	4.256.070	3.838.374
	5.11.20.20	Deferred taxes	3.078.896	1.673.500
	5.11.20.30	Other current assets	15.572.678	490.468
	5.11.20.40	Leasing contracts (net)
	5.11.20.50	Assets for leasing (net)
5.12.00.00	TOTAL FIXED ASSETS		492.258.100	487.464.254

	5.12.10.00	Land	135.322.535	131.050.028
	5.12.20.00	Buildings and infrastructure	359.149.553	332.387.604
	5.12.30.00	Machinery and equipment	132.639.024	126.170.284
	5.12.40.00	Other fixed assets	61.641.883	62.712.959
	5.12.50.00	Reserve for techinical revaluation of fixed assets	4.074.056	4.074.123
	5.12.60.00	Depreciation (minus)	(200.568.951)	(168.930.744)
5.13.00.00	TOTAL OTHER ASSETS		21.796.313	18.009.938

	5.13.10.10	Investment in related companies	1.586.634	1.554.092
	5.13.10.20	Investment in other companies	70.400	70.401
	5.13.10.30	Goodwill	10.277.919	11.074.421
	5.13.10.40	Negative goodwill (minus)	(834.230)	(1.188.137)
	5.13.10.50	Long-term debtors	7.101.561	2.332.042
	5.13.10.60	Notes and accounts receivable from related companies - long term
	5.13.10.65	Long-term deferred taxes
	5.13.10.70	Intangibles
	5.13.10.80	Amortization (minus)
	5.13.10.90	Others	3.594.029	4.167.119
	5.13.20.10	Long-term leasing contracts (net)
5.10.00.00	TOTAL ASSETS		768.979.365	737.572.796

12

Distribución y Servicio D&S S. A.	III Quarter 2003 Results

VIII.	FECU
VIII.2.	Balance Sheets – Liabilities

Period:	01-01-2003 to 09-30-2003	1.01.04.00 R.U.T
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated		month day year	month day year
1.00.01.30	Type of currency: Chilean pesos	from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.40	Type of Balance Statement: Consolidated	to 09/ 30/ 2003	to 09/ 30/ 2002

LIABILITIES			CURRENT	PRIOR

5.21.00.00	TOTAL CURRENT LIABILITIES		311.658.263	285.650.997

	5.21.10.10	Debt with banks and financial institutions - short term	75.790.950	87.203.331
	5.21.10.20	Debt with banks and financial institutions - long term portion	20.256.694	36.238.466
	5.21.10.30	Obligations with public (notes)	37.465.601	—
	5.21.10.40	Obligations with public - short term portion ( bonds )	2.965.517	2.969.906
	5.21.10.50	Long term debt with maturity within a year	5.549.808	4.924.892
	5.21.10.60	Dividends to be paid	—
	5.21.10.70	Accounts payable	144.255.116	129.952.816
	5.21.10.80	Documents payable	—
	5.21.10.90	Sundry creditors	6.691.628	6.553.154
	5.21.20.10	Documents and accounts payable to suppliers	9.620.281	9.060.467
	5.21.20.20	Accruals	6.949.023	6.396.972
	5.21.2030	Witholdings	1.975.084	2.156.687
	5.21.20.40	Income tax	—	75.629
	5.21.20.50	Income received in advance	28.313	50.671
	5.20.20.60	Deferred taxes	—
	5.21.20.70	Other current assets	110.248	68.006
5.22.00.00	TOTAL LONG TERM LIABILITIES		140.606.556	139.535.937

	5.22.10.00	Debt with banks and financial institutions	41.628.451	41.216.685
	5.22.20.00	Obligations with public - long term ( bonds )	81.786.894	81.934.152
	5.22.30.00	Documents payable - long term	223.281	245.043
	5.22.40.00	Sundry creditors - long term	10.531.030	9.512.127
	5.22.50.00	Notes & accounts payable to related companies	—
	5.22.60.00	Accruals	3.190.563	3.501.960
	5.22.65.00	Deferred taxes - long term	2.940.890	2.820.643
	5.22.70.00	Other long term liabilities	305.447	305.327
5.23.00.00	MINORITY INTEREST		140.501	528.286

5.24.00.00	SHAREHOLDERS’ EQUITY		316.574.045	311.857.576

	5.24.10.00	Capital paid	214.784.612	214.576.083
	5.24.20.00	Capital revaluation reserve	2.577.415	2.789.489
	5.24.30.00	Additional paid-in capital
	5.24.40.00	Other reserves	1.316.404	1.316.425
	5.24.50.00	Retained earnings ( addition of codes 5.24.51.00 to 5.24.56.00 )	97.895.614	93.175.579
	5.24.51.00	Reserve for future dividends
	5.24.52.00	Accrued income	78.791.079	68.577.720
	5.24.53.00	Accrued loss (minus)
	5.24.54.00	Income (loss) for the period	19.104.535	24.597.859
	5.24.55.00	Provisory dividends (minus)
	5.24.56.00	Accrued deficit development period
5.20.00.00	TOTAL LIABILITIES		768.979.365	737.572.796

13

III Quarter 2003 Results	Distribución y Servicio D&S S. A.

VIII.	FECU
VIII.3.	Income Statement

Period : 01-01-2003 to 09-30-2003		1.01.04.00 R.U.T
Expressed in : Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated		month day year	month day year
1.00.01.3 Type of currency	Pesos	from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.4 Type of Balance Statement	Consolidated	to 09/ 30/ 2003	to 09/ 30/ 2002

INCOME STATEMENT		CURRENT	PRIOR

5.31.11.00	OPERATING INCOME	39.208.958	34.147.085

5.31.11.10	GROSS MARGIN	194.766.822	176.758.196
5.31.11.11	Net revenues	831.855.693	759.298.589
5.31.11.12	Cost of sales (minus)	(637.088.871)	(582.540.393)
5.31.11.20	Selling and administrative expenses (minus)	(155.557.864)	(142.611.111)
5.31.12.00	NON-OPERATING INCOME	(15.175.298)	(5.073.640)

5.31.12.10	Financial/interest income	318.749	351.981
5.31.12.20	Income from investment in related companies	216.473	260.180
5.31.12.30	Other non-operating income	113.556	101.620
5.31.12.40	Loss from investment in related companies (minus)		(16.718)
5.31.12.50	Amortization of goodwill (minus)	(597.241)	(597.251)
5.31.12.60	Financial expenses (minus)	(12.416.358)	(10.168.083)
5.31.12.70	Other non-operating expenses (minus)	(371.695)	(800.612)
5.31.12.80	Monetary correction	828.012	(197.530)
5.31.12.90	Currency exchange differences	(3.266.794)	5.992.773
5.31.10.00	INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS	24.033.660	29.073.445

5.31.20.00	INCOME TAX	(5.139.243)	(4.667.789)
5.31.30.00	EXTRAORDINARY ITEMS
5.31.40.00	NET INCOME (LOSS) BEFORE MINORITY INTEREST	18.894.417	24.405.656
5.31.50.00	MINORITY INTEREST	(55.297)	(73.216)
5.31.00.00	NET INCOME (LOSS)	18.839.120	24.332.440

5.32.00.00	Amortization of negative goodwill	265.415	265.419
5.30.00.00	NET INCOME (LOSS) FOR THE PERIOD	19.104.535	24.597.859

14

Distribución y Servicio D&S S. A.	III Quarter 2003 Results

VIII.	FECU
VIII.4.	Cash Flows Statements

1.00	Type of Currency	Pesos	R.U.T	96.439.000-2
1.00	Type of Balance Statement	Consolidated	month day year	month day year
5.03	Method of Cash Flow	I	from 01/ 01/ 2003	from 01/ 01/ 2002
	Statement		to 09/ 30/ 2003	to 09/ 30/ 2002

CASH FLOWS STATEMENTS - INDIRECT				CURRENT	PRIOR

5.50.00.00	NET CASH FLOWS FROM OPERATING ACTIVITIES			(1.037.174)	(7.032.436)

	5.50.10.00	Income (loss) for the period		19.104.535	24.597.859
	5.50.20.00	Income on sale of fixed assets		(37.799)	67.327
		5.50.20.10	(Gain) Loss on sale of fixed assets	(37.799)	67.327
		5.50.20.20	Gain on sale of investments (minus)
		5.50.20.30	Loss on sale of investments
		5.50.20.40	(Gain) Loss on sale of other assets
	5.50.30.00	Charges (credit) to income statement which do not represent cash flows		31.302.456	20.077.946
		5.50.30.05	Depreciation for the period	27.983.869	25.410.033
		5.50.30.10	Amortization of intangibles
		5.50.30.15	Writeoffs and provisions
		5.50.30.20	Gain from investment in related companies (minus)	(216.473)	(260.180)
		5.50.30.25	Loss from investment in related companies		16.718
		5.50.30.30	Amortization of goodwill	597.241	597.251
		5.50.30.35	Amortization of negative goodwill (minus)	(265.415)	(265.419)
		5.50.30.40	Net monetary correction	(828.012)	197.530
		5.50.30.45	Net currency exchange difference	3.266.794	(5.992.773)
		5.50.30.50	Other credits to income statement which do not represent cash flows
		5.50.30.55	Other charges to income statement which do not represent cash flows	764.452	374.786
	5.50.40.00	Changes in assets affecting cash flows (increase) decrease		(30.778.485)	(23.680.208)
		5.50.40.10	Sales debtors	(25.884.428)	(3.507.330)
		5.50.40.20	Inventories	(1.150.780)	(18.156.049)
		5.50.40.30	Other assets	(3.743.277)	(2.016.829)
	5.50.50.00	Changes in liabilities affecting cash flows (increase) decrease		(20.683.178)	(28.168.576)
		5.50.50.10	Accounts payable related to the operation	(16.402.481)	(25.775.359)
		5.50.50.20	Interest payable	1.239.430	1.037.315
		5.50.50.30	Income tax payable (net)	(330.473)	(1.039.643)
		5.50.50.40	Other accounts payable related to results other than operation	(8.122.537)	638.364
		5.50.50.50	VAT and other similar taxes payable (net)	2.932.883	(3.029.253)
	5.50.60.00	Gain (loss) in minority interest		55.297	73.216
5.41.12.00	NET CASH FLOWS FROM FINANCING ACTIVITIES			11.426.670	42.812.695

	5.41.12.05	Proceeds from issuance of common stock
	5.41.12.10	Proceeds from loans		104.894.497	89.628.712
	5.41.12.15	Bonds
	5.41.12.20	Proceeds from loans from related companies
	5.41.12.25	Proceeds from other loans from related companies		1.894.860	4.156.168
	5.41.12.30	Other sources of financing
	5.41.12.35	Payment of dividends (minus)		(13.855.200)	(14.377.703)
	5.41.12.40	Withdrawals of capital (minus)
	5.41.12.45	Repayment of loans (minus)		(81.401.458)	(36.489.214)
	5.41.12.50	Repayment of bonds (minus)		(106.029)	(105.268)
	5.41.12.55	Repayment of loans from related companies (minus)
	5.41.12.60	Repayment of other loans from related companies (minus)
	5.41.12.65	Expenses from the issuance of common stock (minus)
	5.41.12.70	Expenses from the issuance of bonds (minus)
	5.41.12.75	Other expenses related to financing activities (minus)
5.41.13.00	NET CASH FLOWS FROM INVESTING ACTIVITIES			(11.930.262)	(56.105.168)

	5.41.13.05	Proceeds from sale of property, plant and equipment		233.910	67.315
	5.41.13.10	Proceeds from sale of long-term investments		13.373.000
	5.41.13.15	Proceeds from sale of other investments
	5.41.13.20	Decrease in loans to related companies
	5.41.13.25	Decrease in other loans to related companies		572
	5.41.13.30	Other proceeds from investment		72.909	289.858
	5.41.13.35	Purchases of property, plant and equipment		(25.330.831)	(55.447.325)
	5.41.13.40	Payment of capitalized interest (minus)		(279.822)	(757.771)
	5.41.13.45	Long-term investments (minus)
	5.41.13.50	Investment in financial instruments (minus)
	5.41.13.55	Loans to related companies (minus)
	5.41.13.60	Other loans to related companies (minus)			(257.245)
	5.41.13.65	Other expenses from investing activities (minus)
5.41.10.00	NET CASH FLOWS FOR THE PERIOD			(1.540.766)	(20.324.909)

5.41.20.00	EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS			785.017	(3.352)
5.41.00.00	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS			(755.749)	(20.328.261)
5.42.00.00	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR			21.316.383	29.560.012
5.40.00.00	CASH AND CASH EQUIVALENTS AT END OF YEAR			20.560.634	9.231.751

15

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products and prices, and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

A School of Service

Ticker Symbols NYSE: DYS Santiago Stock Exchanges : D&S Latibex: XDYS

Address Distribución y Servicio D&S S.A. Avda. Presidente Eduardo Frei Montalva 8301, Quilicura – Santiago de Chile

Phone (56-2) 200 5301

Fax (56-2) 624 2979
E-mail info@dys.cl

Website www.dys.cl

16

SIGNATURES

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez

Chief Financial Officer

Dated: November 7, 2003